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                           September 18, 2023

       Steven Van Dick
       Chief Financial Officer
       Tenon Medical, Inc.
       104 Cooper Court
       Los Gatos, CA 95032

                                                        Re: Tenon Medical, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 11,
2023
                                                            File No. 333-274451

       Dear Steven Van Dick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jeffrey Wofford, Esq.